October 7, 2005

Mr. John Cash

Accounting Branch Chief

United States Security and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

20549

Fax No.: (202) 772-9369

Re: File No. 1-12570

Dear Mr. Cash:

Thank you for your letter of September 9, 2005 with respect to your review of our Form 20-F for the year ended December 31, 2004.  I will respond to your questions in the order that they were presented in your letter.

Business Overview – Operations, page 9 of 59

1.

We note that sales include “product account management and inside sales.”  Please tell us the specific nature of these activities and explain to us when and how you recognize revenues related to these activities.  Also, please be advised that if services are greater than 10% of sales, you should separately disclose service sales and related cost of sales in the US GAAP footnote as required by Rule 5-03 of Regulation S-X.

CE Franklin Response:

This section currently reads:  “CE Franklin's operations are divided into: sales, which includes product, account management and inside sales.”  The above groups represent sales functions within CE Franklin.

The product management sales group has special expertise in the product lines we sell, such as bottom hole pumps and other production equipment, steel and fiberglass tubular products and valves.  The account management sales group is responsible for maintaining contact with our customers in Calgary, Alberta where the majority of our customers’ head offices are located, and sell all of the products the Company carries.  The inside sales group is responsible for coordination and preparation of hundreds of competitive bid packages each year for all of the products the Company carries.

The Company does not charge its customers with respect to the above sales functions.

2.

If you continue to present a non-GAAP measure, please revise your disclosure in future filing to fully with Item 10 (e) of Regulation S-K.

CE Franklin Response:

CE Franklin will comply with this request in future filings.

Note 1 – Accounting Policies – Revenue Recognition, page 46 to 59

3.

We note your policy of recognizing product sales when title transfer to the customer.  Tell us when the title is transferred.  If other than shipment or delivery, tell us how your policy complies with SAB 101.

CE Franklin Response:

Title transfers to our customers when products are shipped to the customer.

4.

We also note your reference to consignment of inventory on page 12 of 59.  Tell us and revise future filings to include an accounting policy footnote for consignment sales.

CE Franklin Response:

For the fiscal years ended December 31, 2004, 2003 and 2002, consignment sales represent 0.9%, 1.0% and 1.0%, respectively, of the Company’s sales.  As a result, CE Franklin has not included a separate revenue recognition accounting policy footnote with respect to consignment sales in its financial statements and feels its current revenue negotiation policy note is adequate.

Note 13c Commitments and Contingencies

5.

We note that the Company is involved in various lawsuits.  Please provide supplementally a brief description of each material lawsuit.  Also, please be advised that if you believe the likelihood of a material loss from such lawsuits is probable or reasonably possible, you should revise future filings to provide the disclosure required by SFAS 5.

CE Franklin Response:

Enclosed is a brief summary of CE Franklin’s lawsuits.  These lawsuits are reviewed with the Company’s audit committee on a quarterly basis prior to release of our financial results and filings.

Waterous Detroit Diesel and Integrated Power Systems vs. CE Franklin Ltd.

A Statement of Claim in the amount of $4,252,113 (representing 520 engines at $7,800.00 per engine) was filed by Waterous Detroit Diesel and Integrated Power Systems against CE Franklin Ltd. on February 28, 2001. The claim by Waterous relates to the alleged purchase order and subsequent cancellation for the purchase of GM engines by CE Franklin.   CE Franklin has denied a contract existed and filed a counterclaim for approximately $1.2 million in June 2001. The counterclaim by CE Franklin asserts that the engines provided by Waterous were faulty, and therefore CE Franklin incurred significant costs to repair such engines.

Waterous has sold a significant portion of its inventory relating to this claim, and has therefore mitigated a material portion of its damages.  The Company discovered, through discoveries, the actual damages incurred by Waterous is below $1.0 million.  The Company considers its offsetting claim for $1.2 million valid.

CE Franklin believes that the likelihood of a material loss from this lawsuit is not probable or reasonably possible.

Alliance Pipeline Limited Partnership and Alliance Pipeline L.P. vs. CE Franklin Ltd., Stream-Flo Industries Ltd., Entech Deutschland GMBH and Mannesmann Demag AG

On December 16, 2002 a Statement of Claim for Cdn. $5,665,000 and U.S. $2,445,000 was filed against CE Franklin Ltd. and the above manufacturers relating to costs incurred by Alliance Pipelines to replace all of the check valves purchased by Alliance from CE Franklin for use in Alliance’s compressor stations.

The Company filed its statement of defence on July 25, 2003.  During December 2003, CE Franklin Ltd. filed a Third Party Notice against the manufacturers of these products claiming entitlement to indemnity from the manufacturer because the product sold was defective.

CE Franklin believes that the likelihood of a material loss from this lawsuit is not probable or reasonably possible.

CE Franklin vs. Elenor Enterprises Ltd.

On January 26, 2000, a Statement of Claim for $146,846 was filed by CE Franklin Ltd. against Elenor Enterprises Ltd. relating to unpaid invoices for fiberglass pipe and other products sold to Elenor and subsequently installed for Gulf Canada Resources Ltd.  CE Franklin has recorded a receivables provision against this receivable.  On February 14, 2000, Elenor Enterprises counter claimed for $2,027,840 against CE Franklin and Smith Fiberglass Product, the manufacturer of the fiberglass pipe and fittings.  The counter claim asserts that the fiberglass pipe and fittings provided by the manufacturer were defective, and as a result, Elenor incurred significant costs in replacing the product.

The Company has filed a Third Party Notice against Smith Fiberglass claiming entitlement to indemnity from Smith Fiberglass because they were the manufacturer of the product, and the product sold was defective.

There has been no action on this suit since September 13, 2002.

CE Franklin believes that the likelihood of a material loss from this lawsuit is not probable or reasonably possible.

Note 17- Reconciliation of Canadian and United States Generally Accepted Accounting Principles – Segments, page 53 of 59

6.

We note your disclosures regarding your production equipments and supplies as well as your tubular products in the Business Overview and related sections.

Please tell us what considerations you gave to whether these represent two reportable segments under US GAAP.

CE Franklin Response:

CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular goods and other general oilfield supplies to producers of oil and gas in Canada through its 41 branches and tubular stocking points which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  Each of the above represents distinct products that can be distributed through CE Franklin’s distribution network.

CE Franklin considers all of the product groups that it distributes to have similar economic characteristics such as:

i.

The products distributed are similar in that they assist our customers with the production of oil and gas;

ii.

The products are sold to the same class of customer, being exploration and production companies; and

iii.

Are subject to the same method of distribution, our 41 branches and tubular stocking points.

The Company maintains a centralized distribution facility in Edmonton, Alberta and operates a hub and spoke distribution model, as well as centralized service groups such as: sales; marketing and supply which includes purchasing and product pricing; customer service, safety and quality; finance and administration; and business effectiveness (human resources).  All of these groups support the sale of the products CE Franklin distributes (pipe, valves, flanges, fitting, production equipment, tubular goods and other general oilfield supplies).

In addition, the Company maintains a state of the art ERP system which is used by all parts of the business.  A significant portion of the depreciation charge in the Company’s Statements of Operations relate to this system.

Finally, the Company finances accounts receivable, inventories, bank overdraft, accounts payable and accrued liabilities with its demand bank operating loan.  As a result, the interest expense reported in the Statement’s of Operations relates to all products distributed by the Company.

Other than revenue, gross profit margin and the product manager sales groups it is difficult to identify any of the above expenses to any of the discreet product lines that the Company distributes.  As a result, product group segment reporting is not possible or meaningful to CE Franklin.

There is not a segment manager responsible for the profitability of each product group, and the Company’s chief operating decision maker does not evaluate performance or make decisions to allocate resources based on product group performance.

Tell us what discrete financial information is prepared at the business level and explain to us who utilizes this information and for what purpose.

CE Franklin Response:

The Company prepares discreet financial information for the key decision makers within the organization that concentrates on sales and gross profit margins by product group and customers; detailed selling, general and administrative analysis by cost category (i.e. salaries and benefits) and cost center; inventory reporting by product category; detailed profit and loss statements by branch cost (sales and gross profit margins broken down by product group within each branch) and cost center and summary balance sheet, statement of operations, and cash flow statements.  Key company decision makers, or the chief operating decision maker does not evaluate profitability by product group.

Provide us the internal reports prepared for and used by management and the board of directors.

CE Franklin Response:

Enclosed is the summary profit and loss statement used by management, audit committee and board of directors of CE Franklin Ltd. when making key decisions.

If you have any questions with respect to the above responses, please give me a call at 403-531-5603.

Sincerely,

Salvatore Secreti

Vice President and Chief Financial Officer

CE Franklin Ltd.

CE Franklin Ltd.
Review of Profit and Loss Statement
Six Months Ended June 30, 2005
(thousands of Canadian dollars - except well / rig count data)

	Three months ended June 30				Six months ended June 30

	2005	2004	Variance	Budget	2005	2004	Variance	Budget

Well Completions (excluding dry)
Oil	736	977	(241)	n/a	1,754	2,191	(437)	n/a
Gas	3,128	3,721	(593)	n/a	6,801	7,170	(369)	n/a
Total	3,864	4,698	(834)	n/a	8,555	9,361	(806)	n/a

Average Rig Count	243	214	29	n/a	368	373	(5)	n/a

Sales
General Supplies	79,044	54,927	24,117	66,385	174,855	127,562	47,293	151,913
Tubulars	12,855	12,075	780	14,939	45,416	28,472	16,944	37,844
Total Sales	91,899	67,002	24,897	81,324	220,271	156,034	64,237	189,757

Gross Profit
General Supplies	16,847	11,300	5,547	13,321	38,462	25,060	13,402	30,495
Tubulars	1,317	812	505	1,008	3,365	1,739	1,626	2,441
Total Gross Profit	18,164	12,112	6,052	14,329	41,827	26,799	15,028	32,936

Gross Profit %
General Supplies	21.3%	20.6%	0.8%	20.1%	22.0%	19.6%	2.4%	20.1%
Tubulars	10.2%	6.7%	3.5%	6.7%	7.4%	6.1%	1.3%	6.5%
Total Gross Profit %	19.8%	18.1%	1.7%	17.6%	19.0%	17.2%	1.8%	17.4%

SG&A

Salaries & Benefits	6,348	4,883	(1,465)	5,849	13,220	10,577	(2,643)	12,637
Sales & Marketing	2,787	2,079	(708)	2,694	5,449	4,272	(1,177)	5,205
Occupancy & Warehouse	1,268	1,194	(74)	1,243	2,663	2,383	(281)	2,518
Office	492	503	11	540	1,065	998	(67)	1,081
Vehicle	640	467	(173)	660	1,303	1,131	(172)	1,337
Other	668	495	(173)	609	1,413	863	(549)	1,263
Total SG&A	12,204	9,621	(2,583)	11,595	25,113	20,225	(4,888)	24,041

EBITDA	5,960	2,491	3,469	2,734	16,714	6,574	10,140	8,895
EBITDA as a % of Sales	6.5%	3.7%	2.8%	3.4%	7.6%	4.2%	3.4%	4.7%

Amortization
Buildings, & leasehold improvements	72	63	(9)	94	143	123	(20)	186
Computer equipment and software	795	859	64	799	1,629	1,713	84	1,642
Equipment and machinery	268	128	(140)	124	489	227	(262)	264
Furniture and equipment	28	20	(8)	28	55	36	(19)	56
Other	15	15	-	15	30	30	-	30
	1,178	1,085	(93)	1,060	2,346	2,129	(217)	2,178

Interest
Bank operating loan	485	327	(158)	327	980	663	(317)	870
Long-term debt	8	6	(2)	-	22	11	(11)	-
	493	333	(160)	327	1,002	674	(328)	870

Other
Loss (gain) on disposal of capital assets	-	5	5	-	-	(4)	(4)	-
Other	-	(1)	(1)	-	-	(5)	(5)	-
	-	4	4	-	-	(9)	(9)	-
Exchange loss (gain)	63	86	23	-	72	34	(38)	-
	63	90	27	-	72	25	(47)	-

Income Before Income Taxes	4,226	983	3,243	1,347	13,294	3,746	9,548	5,847

Income tax expense (recovery)
Current	2,593	632	(1,961)	612	6,245	2,030	(4,215)	2,252
Future	(910)	(167)	743	-	(1,298)	(389)	909	-
	1,683	465	(1,218)	612	4,947	1,641	(3,306)	2,252
Effective Rate	39.82%	47.30%	7.48%	45.43%	37.21%	43.80%	6.59%	38.52%

Income from Continuing operations	2,543	518	2,025	735	8,347	2,105	6,242	3,595
Loss from Discontinued operations	-	-	-	-	-	(27)	27	-

Net Income	2,543	518	2,025	735	8,347	2,078	6,269	3,595

EPS - Basic	0.14	0.03	0.11	0.04	0.48	0.12	0.36	0.21
EPS - Diluted	0.14	0.03	0.11	0.04	0.46	0.12	0.34	0.20